EXHIBIT 99.1
Canadian Solar Expects 3Q 2009 Shipments to Exceed Prior Guidance;
Company Raises Full Year 2009 Guidance
Ontario, Canada, October 13, 2009 — Canadian Solar Inc. (“the Company,” “Canadian Solar” or “we”) (NASDAQ: CSIQ) today announced that based on selected unaudited financial results, it expects shipments for the third quarter of 2009 will exceed the high-end of its prior guidance. The Company also announced it is raising its guidance for the full year of 2009.
Based on its selected unaudited financial results, Canadian Solar believes that its net revenues for the third quarter of 2009 will be approximately $210 million to $215 million, with shipments of approximately 101 MW to 103 MW, compared to prior guidance for shipments of approximately 90 MW to 100 MW. We expect to report a gross margin of 16% to 17% for the third quarter of 2009.
Based on the high level of interest in Canadian Solar’s products at the Hamburg trade show and subsequent purchase orders, the Company is raising its guidance for full year 2009 shipments to approximately 295 MW to 305 MW, including expected shipments of 127 MW to 137 MW for the fourth quarter of 2009. This compares to prior guidance for shipments of approximately 260 MW to 270 MW for the full year 2009, and earlier full year 2009 guidance of 200 MW to 220 MW. The Company continues to make improvements in its cost structure, which it expects will positively impact ongoing profitability.
Dr. Shawn Qu, Chairman and CEO said: “Demand has continued to be strong among our core customer group as well as among new customers. We anticipate that Q4 2009 will be even stronger than Q3 2009 in terms of shipments and we expect to maintain similar gross margins. We plan to increase our solar module manufacturing capacity to 1 GW, our solar cell capacity to 700 MW and our ingot and wafer capacity to 350 MW by the end of 2010 to meet demand levels.”
No conference call will be held in conjunction with this guidance update. Additional information related to the third quarter and full year 2009 will be available when the Company reports its third quarter 2009 results on Tuesday, November 24, 2009. The above outlook is based on the Company’s current views with respect to operating and market conditions, which are subject to change. The risks to its guidance also include changes in product pricing and the project financing environment.

About Canadian Solar Inc. (NASDAQ: CSIQ)
Canadian Solar Inc. is a leading vertically integrated provider of ingot, wafer, solar cell, solar module and other solar applications. Canadian Solar designs, manufactures and delivers solar products and solar systems for on-grid and off-grid use to customers worldwide. Canadian Solar is one of the world’s largest solar module producers by manufacturing capacity. With operations in North America, Europe and Asia, Canadian Solar provides premium quality, cost-effective and environmentally-friendly solar solutions to support global sustainable development. For more information, visit www.canadian-solar.com.
Contacts:

In Canada	In the U.S.
Alex Taylor, IR Director	David Pasquale
Canadian Solar Inc.	Global IR Partners
Tel: +1-519 954 2057	Tel: +1-914-337-8801
Fax: +1-519-954-2597	csiq@globalirpartners.com
ir@csisolar.com
Safe Harbor/Forward-Looking Statements
Certain statements in this press release, including statements regarding expected future production capacities, market demand, product shipment volumes, revenues and profitability, are forward-looking statements that involve a number of risks and uncertainties that could cause actual results to differ materially. These statements are made under the “Safe Harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by such terms as “believes,” “expects,” “anticipates,” “intends,” “estimates,” the negative of these terms, or other comparable terminology. Factors that could cause actual results to differ include general business and economic conditions and the state of the solar industry; governmental support for the deployment of solar power; future shortage or availability of the supply of high-purity silicon; demand for end-use products by consumers and inventory levels of such products in the supply chain; changes in demand from significant customers, including customers of our silicon materials sales; changes in demand from major markets such as Germany and the Czech Republic; changes in customer order patterns; seasonal weather patterns; changes in product mix; capacity utilization; level of competition; pricing pressure and declines in average selling prices; delays in new product introduction; continued success in technological innovations and delivery of products with the features customers demand; shortage in supply of materials or capacity requirements; availability of financing; exchange rate fluctuations; litigation and other risks as described in the Company’s SEC filings, including its annual report on Form 20-F originally filed on June 8, 2009, as amended by the Company’s report on Form 20-F/A, filed on October 13, 2009. Although the Company believes that the expectations reflected in the forward looking statements are reasonable, it cannot guarantee future results, level of activity, performance, or achievements. You should not place undue reliance on these forward-looking statements. All information provided in this press release is as of today’s date, unless otherwise stated, and Canadian Solar undertakes no duty to update such information, except as required under applicable law.